April 28, 2011

Via EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-6010

Attention:	Daniel L. Gordon, Branch Chief
Kristi Marrone

RE:	CME Group Inc. Form 10-K for the fiscal year ended December 31, 2010, filed February 28, 2011, File No. 001-31553

Dear Mr. Gordon:

CME Group Inc. (the “Company”) has received the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated March 31, 2011, regarding the Commission’s review of the above-referenced Company filing (the “Comment Letter”). The Company hereby submits its response to the Staff’s comments contained in the Comment Letter, as set forth below. For the convenience of the Staff, each of the Staff’s comments has been reproduced below and is set forth in bold and italics immediately prior to the Company’s response.

Note 6. Performance Bonds and Guaranty Fund Contributions, page 81

In future filings please expand your disclosure to address why certain performance bonds, guaranty fund contributions, cross-margin arrangements and performance collateral for delivery have been included on your balance sheet, while other performance bonds and performance collateral for delivery, non-cash deposits and IEF funds have not been included. Please provide us with your proposed disclosure, addressing whether 1) you have risks and rewards associated with ownership of the collateral, 2) the funds are held by you, 3) the funds are available for your use and 4) if you receive interest income from the deposits.

Response: Currently, the Company discloses the following in Footnote 1, Summary of Significant Policies in our Form 10-K for the year ended December 31, 2010:

Performance Bonds and Guaranty Fund Contributions. Performance bonds and guaranty fund contributions held by the exchange for clearing firms may be in the form of cash, securities, deposits in one of the Interest Earning Facilities (IEFs) or other non-cash deposits. Cash performance bonds and guaranty fund contributions are reflected in the consolidated balance sheets. Cash received may be invested by CME. These investments are typically overnight transactions in U.S. Government securities acquired through and held by a broker-dealer subsidiary of a bank or through CME’s IEF program.

Any interest earned on these investments accrues to CME and is included in investment income in the consolidated statements of income.

Securities deposited by clearing firms include short-term U.S. Treasury and U.S. Government agency securities and are not reflected in the accompanying consolidated balance sheets. These securities are held in safekeeping. Interest and gain or loss on securities deposited to satisfy performance bond and guaranty fund requirements accrues to the clearing firm.

This disclosure will be revised as follows in the Company’s future Form 10-K filings:

Performance Bonds and Guaranty Fund Contributions. Performance bonds and guaranty fund contributions held by the exchange for clearing firms may be in the form of cash, securities or other non-cash deposits.

Performance bonds and guaranty fund contributions received in the form of cash are held by CME and may be invested overnight in U.S. Government securities acquired through and held by a broker-dealer subsidiary of a bank or through CME’s IEF program. Any interest earned on these investments accrues to CME and is included in investment income in the consolidated statements of income. Because the benefits and risks of ownership accrue to CME, cash performance bonds and guaranty fund contributions are reflected in the consolidated balance sheets.

Securities and other non-cash deposits may include short-term U.S. Treasury, U.S. Government agency securities and gold bullion. Securities and other non-cash deposits are held in safekeeping by a custodian bank. Interest and gains or losses on securities deposited to satisfy performance bond and guaranty fund requirements accrue to the clearing firm. Because the benefits and risks of ownership accrue to the clearing firm, non-cash performance bonds and guaranty fund contributions are not reflected in the consolidated balance sheets.

Note 8. Intangible Assets and Goodwill, page 84

In future filings please expand your disclosure to describe the nature of indefinite-lived trading products. Please provide us with your proposed future disclosures.

Response: The Company will add the following disclosure regarding the nature of its indefinite-lived trading products to its Intangible Assets and Goodwill footnote in future quarterly filings:

Trading products represent futures and options products acquired in our business combinations with CBOT Holdings and NYMEX Holdings. Clearing and transaction fees revenues are generated through the trading of these products. These trading products, most of which have traded for decades, require authorization from the Commodity and Futures Trading Commission (CFTC). Product authorizations from the CFTC have no term limits.

Note 18. Contingencies, page 96

We note that you are involved in various legal proceedings. If there is at least a reasonable possibility that a loss may be incurred as a result of these proceedings, please disclose an estimate or range of possible loss or include a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4.

Response: The Company will reassess its disclosures of legal proceedings beginning with Form 10-Q for the quarter ended March 31, 2011. In accordance with ASC 450-20-50-4, to the extent that losses are determined to be reasonably possible, we will disclose an estimate or range of the possible loss or a statement that such an estimate cannot be made.

Acknowledgement

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions, concerns or additional comments regarding the foregoing, please contact me at (312) 930-3488 (phone) or (312) 930-4556 (fax).

Sincerely,

Kathleen M. Cronin
Managing Director, General Counsel and
Corporate Secretary